SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

INFORMATION STATEMENT

REGARDING TELEFÓNICA’S OFFER

DATED AS OF 9 JUNE 2010

IMPORTANT NOTICE TO SHAREHOLDERS

This Information Statement contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The description of the Offer (as defined below) provided in this information statement is a summary, which is made available for informative purposes only and, as such, it is not intended to replace the Offer or be read in alternative to such Offer. You should read the Offer letter (posted on Portugal Telecom’s website at www.telecom.pt) for a comprehensive understanding of all relevant terms and conditions of the Offer and, where any such terms and conditions appear to conflict with the description below, the former will prevail.

Portugal Telecom may update this Information Statement or otherwise provide additional information to shareholders in advance of the General Meeting.

On 30 June 2010, there will be an General Meeting of Shareholders where Portugal Telecom’s shareholders will be asked to resolve on Telefónica’s offer of 1 June 2010.  This Information Statement provides shareholders with information that may be relevant to their consideration of the Offer.

DESCRIPTION OF THE OFFER

Background of the Offer

In April 1997, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and Telefónica S.A. (“Telefónica”) entered into a collaboration agreement with a view to exploring the possibility, among other things, of evaluating jointly international expansion and development opportunities, with a particular focus on Latin America. In January 2001, Portugal Telecom and its subsidiary PT Moveis SGPS S.A., on one side, and Telefónica and its subsidiary Telefónica Moviles S.A., on the other side, entered into a joint venture agreement for the creation on a 50/50 basis of a leading wireless and mobile telephone operator in Brazil through the contribution by each party of their existing interests in the wireless and mobile telephone sector, new acquisitions and synergies. The joint venture company was incorporated in the Netherlands and named Brasilcel N.V. (“Brasilcel”).

In October 2002, pursuant to the joint venture agreement, the parties entered into a subscription agreement (the “Subscription Agreement”) for the contribution to Brasilcel of the Brazilian wireless and mobile telephone assets held by each party and a shareholders agreement (the “Shareholders Agreement”) for the regulation of their respective interest in Brasicel as well as the governance and development of Brasilcel and its subsidiaries. Completion under the Subscription Agreement occurred in December 2002 and the joint venture started operating under the “Vivo” brand in Brazil in April 2003. Subsequently, between 2004 and 2006, Brasilcel increased its holding in some of the businesses it had acquired and completed a corporate restructuring aimed at concentrating all its interests under a sole holding company, which was renamed Vivo Participações S.A. (“Vivo”).

From 2003 onwards, Portugal Telecom and Telefónica worked together through Brasilcel and succeeded in making Vivo the leading provider of cellular telecommunications services in Brazil.

On 6 May 2010, Telefónica submitted to Portugal Telecom an unsolicited, binding and unconditional offer for the acquisition of Portugal Telecom’s 50% interest in Brasilcel for a cash consideration of €5.7 billion (the “Initial Offer”). The board of directors of Portugal Telecom met on 10 May 2010 and unanimously resolved to reject the Initial Offer. Following rejection of the Initial Offer, Telefónica issued a number of statements challenging the decision of Portugal Telecom’s Board and purporting that the Initial Offer should have been submitted to Portugal Telecom shareholders. In addition, Telefónica alleged that it could or would seek liquidation of Brasicel and, on several occasions, also suggested that it could, as an interim measure, block dividend payments from Brasilcel. Portugal Telecom rejects such statements and allegations (as set forth below under “Portugal Telecom’s Position with Respect to Telefónica’s Suggestions”).

At the request of Telefónica, and given their long term relationship, discussions have been held between the parties. On 1 June 2010, Telefónica submitted a revised binding and unconditional cash offer to Portugal Telecom to acquire its 50% interest in Brasilcel for €6.5 billion (the current offer, the “Offer”).  The Offer provides for two alternatives: (i) the immediate sale of Portugal Telecom’s entire interest in Brasilcel, and (ii) the immediate sale of 1/3 of Portugal Telecom’s interest in Brasilcel with a put option to sell all or part of its remaining interest in Brasilcel to Telefónica during a three year period. The Offer also provides that Telefónica would grant Portugal Telecom a call option over Telefónica’s interest in Portugal Telecom and commence a tender offer for Vivo’s voting shares that are not owned by Brasilcel for a purchase price equal to 80% of the value attributed to each Vivo voting share in the Offer.  Under the Offer, Telefónica would also purchase Portugal Telecom’s entire interest in Dedic, S.A., at a price to be agreed upon by Portugal Telecom and Telefónica or, if they are unable to reach an agreement, at a price resulting from an independent evaluation.

The Offer

Telefónica is offering to acquire, directly or through any of its affiliates, all of Brasilcel’s shares (currently 50% of Brasilcel share capital) owned directly or indirectly by Portugal Telecom (the “Sale Shares”), through two alternative acquisition structures.  The Offer expires on 30 June 2010.

Alternative Offer Structures

Alternative A. Telefónica proposes to acquire the Sale Shares free and clear from any liens, charges, encumbrances and third party rights for an aggregate purchase price of €6.5 billion (the “Alternative A Consideration”). The Alternative A Consideration would be payable in cash, with immediately available funds, on the date of completion of the acquisition of the Sale Shares (the “Closing A”), which would occur no later than 60 days after the acceptance of the Offer.

Alternative B. Telefónica alternatively proposes to acquire 1/3 of the Sale Shares free and clear from any liens, charges, encumbrances and third party rights for an aggregate purchase price of €2,166,666,667, which is equivalent to 1/3 of €6.5 billion

(the “Alternative B Consideration”). The Alternative B Consideration would be payable in cash, in immediately available funds, on the date of completion of the acquisition of 1/3 of the Sale Shares (the “Closing B”), which would occur no later than 60 days after the acceptance of the Offer.

Under Alternative B, Telefónica would grant Portugal Telecom a put option (the “Put”), giving Portugal Telecom the right to sell all or part (in which case the Put may be exercised multiple times) of the 2/3 of the 50% of the total number of shares in Brasilcel (the “Residual Shares”), free and clear from any liens, charges, encumbrances and third party rights, during a period of three years from the date of Closing B.  The Put may be exercised by written notice delivered to Telefónica, one or more times, provided that each transfer under the Put shall consist of no less than 10% of the total number of Residual Shares.  The aggregate purchase price for each relevant transfer would be equivalent to an amount equal to €6.5 billion multiplied by a percentage representing the proportion that the Residual Shares transferred bear to 50% of the total number of shares in Brasilcel (the “Alternative B Put Consideration”).  The Alternative B Put Consideration shall be payable in cash, with immediately available funds, on the date of completion of the acquisition of the relevant portion of Residual Shares.

In connection with the Put, Telefónica would undertake to cause Brasilcel to pay, on a yearly basis, dividends or other distributions so that Portugal Telecom receives an amount equal to the Annual Amount (as defined below) until the earliest of (i) the date on which all the Residual Shares have been transferred to Telefónica, and (ii) the third anniversary of Closing B.  “Annual Amount” is defined as an amount that would result from applying an rate of 5% over the purchase price attributable to the Residual Shares in each 12 month period starting on the date of the Closing B (or any anniversary thereof), provided, for the avoidance of doubt, that such amount shall not accrue interest starting on the date on which such amounts are paid by Telefónica to Portugal Telecom as a consequence of a transfer of Residual Shares. The Annual Amount shall be compounded on a yearly basis (assuming a year of 360 days) on each anniversary of Closing B.  In the event that Telefónica fails to cause Brasilcel to distribute dividends as provided, Telefónica and Portugal Telecom shall agree in good faith on another mechanism that allows Portugal Telecom to receive the aforesaid interest in an efficient manner.

If the dividends (or other distributions) paid by Brasilcel exceed, in any 12-month period starting on the date of Closing B, the Annual Amount due for such period, the excess will be deducted from the Alternative B Put Consideration payable by Telefónica in the next transfer of Residual Shares.

Governance of Brasilcel under Alternative B

On the date Closing B occurs, all but two of Brasilcel’s Supervisory Directors and all of Brasilcel’s Managing Directors appointed by Portugal Telecom shall resign.  In addition, any directors of Brasilcel’s subsidiaries that were nominated by Portugal Telecom shall resign.  So long as Portugal Telecom owns 10% or more of Brasilcel, it shall have the right to appoint two Supervisory Directors of Brasilcel.  All other directors of Brasilcel and its subsidiaries shall be appointed by Telefónica.

Funding of the Transaction

The Offer is not subject to Telefónica obtaining financing.

Conditions Precedent

The Offer has been approved by the board of directors of Telefónica and is not subject to further approvals by Telefónica or any third parties.  Telefónica’s Offer does not require a due diligence process and is not contingent on the outcome of any such due diligence process.

Representations and Warranties

Telefónica only requires customary representations and warranties in relation to authority to enter into the transaction, ownership and good title over the Brasilcel shares and absence of liens and encumbrances on the Brasilcel shares.

Subsequent Tender Offer for Vivo

After Closing A or Closing B, as applicable, Telefónica contemplates launching a tender offer for the voting shares (ON) of Vivo that are not owned by Brasilcel. The purchase price offered in such tender offer would be equal to 80% of the value attributed indirectly to each of the Vivo voting shares (ON) in the Offer.

Call Option over Telefónica’s Interest in Portugal Telecom

If Portugal Telecom accepts the Offer, Telefónica would also offer Portugal Telecom a call option, giving Portugal Telecom the right to purchase, or to elect one or more third parties to purchase (the “PT Call”) Telefónica’s direct interest in Portugal Telecom (the “PT Call Shares”), representing approximately 8.5% of its share capital, free and clear from any liens, charges, encumbrances and third party rights. If the PT Call is exercised, Telefónica would then use its reasonable efforts to cause its direct or indirect subsidiaries to transfer an additional 1.5% interest in Portugal Telecom’s share capital to Portugal Telecom and/or its nominees (such additional shares also comprising the PT Call Shares).

The PT Call could be exercised by written notice (the “Call Notice”) on one or more specified dates depending on whether Portugal Telecom opted for Alternative A or Alternative B. In particular:

•                  Alternative A - the Call Notice is to be delivered (a) on the date of Closing A, in which case the price per share would be equivalent to the volume weighted average price of Portugal Telecom’s shares on the Euronext Lisbon Stock Exchange for the 30 trading days following the date on which Portugal Telecom Board accepts the Offer or convenes a shareholders meeting to consider such Offer, or (b) on the date falling 2 months after Closing A, in which case the price per share would be equivalent to the volume weighted average price of Portugal Telecom’s shares on the Euronext Lisbon Stock Exchange for the 60 day period to the date of deliver of the Call Notice; and

•                  Alternative B - the Call Notice is to be delivered (a) in relation to 1/3 of the PT Call Shares (x) on the date of Closing B, in which case the price per share would be equivalent to the volume weighted average price of Portugal Telecom’s shares on the Euronext Lisbon Stock Exchange for the 30 trading days following the date on which Portugal Telecom Board accepts the Offer or convenes a shareholders meeting to consider such Offer, or (y) on the date falling 2 months after Closing B, in which case the price per share would be equivalent to the volume weighted average price of Portugal Telecom’s shares on the Euronext Lisbon Stock Exchange for the 60 day period to the date of deliver of the Call Notice; and (b) in relation to the remaining PT Call Shares, on a date not later than the date on which any Residual Shares are transferred to Telefónica and for a proportion of PT Call Shares equal to the proportion that the Residual Shares transferred from time to time bear to the total number of Residual Shares, in which case the price per share would be equivalent to the volume weighted average price of Portugal Telecom’s shares on the Euronext Lisbon Stock Exchange for the 90 trading days preceding the date of transfer of the relevant PT Call Shares

From the date of Closing A or Closing B, as applicable, Telefónica would undertake, in connection with the PT Call, to exercise its voting rights in relation to its direct interest in Portugal Telecom in favor of proposals submitted by the Portugal Telecom Board of Directors to the General Shareholders’ Meeting.

Acquisition of Dedic, S.A.

Subject to Closing A or Closing B, as applicable, having occurred, Telefónica, directly or through any of its affiliates, will purchase from Portugal Telecom all but not part of the shares in Dedic, S.A. (the “Dedic Shares”) currently owned directly or indirectly by Portugal Telecom, free and clear from any liens, charges, encumbrances and third party rights. Dedic, S.A. is a call center company, providing call center services in Brazil, primarily to Vivo.  Dedic, S.A.’s operating revenues were R$402 million in 2009.  Portugal Telecom holds an 87.5% stake in Dedic S.A.

Immediately after Closing A or Closing B, as applicable, Portugal Telecom shall make available to Telefónica all necessary information to perform a customary due diligence review of Dedic, S.A. (including tax, legal, financial, operational, commercial, labour and technical due diligence). Such due diligence process shall last thirty (30) business days after such information was made available.

If Portugal Telecom and Telefónica are unable to reach an agreement on the purchase price for the Dedic Shares within 15 days of the finalization of the due diligence process, they will commence an independent evaluation process to be undertaken by leading international investment banks.

The Offer requires Portugal Telecom to procure that Dedic, S.A. is managed in the ordinary course of business in accordance with past practices from the date of acceptance of the Offer until the closing of the transfer of the Dedic Shares.

Services & Effect of Competition in Brazil

The Offer provides that Telefónica shall use its reasonable efforts to facilitate the continued performance of certain agreements, arrangements and services provided between Portugal Telecom and Vivo for specified transition periods, provided that Portugal Telecom does not, either directly or through any affiliate, compete with Vivo in the wireline, wireless, or internet access business.  In the event that Portugal Telecom does compete with Vivo in such manner, any Supervisory Board director of Brasilcel appointed by Portugal Telecom shall resign with immediate effect and Portugal Telecom shall exercise the Put in relation to any Residual Shares that have not been transferred to Telefónica.

Non-Compete Obligations in Iberian Market

If Portugal Telecom accepts the Offer, both Portugal Telecom and Telefónica shall refrain from engaging or investing, directly or indirectly through any affiliate, in any project in the telecommunication business (including fixed and mobile services, internet access and television services, but excluding any investment or activity currently held or performed as of the date of the Offer) that can be deemed to be in competition with the other within the Iberian market for a period starting on the date of acceptance of the Offer until the later of (i) 31 December 2011 and (ii) the date of consummation of the transfer of the last portion of Residual Shares.

Outstanding receivables

The Offer provides that the following amounts shall be paid at the date of Closing A or Closing B, as the case may be:

•                  Telefónica shall cause Brasilcel to pay Portugal Telecom €52,860,000, which corresponds to Portugal Telecom’s share of Brasilcel’s portion of declared and unpaid Vivo dividends of R$ 236.79 million, using an exchange rate of 2.24R$/€, in respect of 2009 net income, unless such amount is distributed and paid to Portugal Telecom prior to the date of Closing A or Closing B, as applicable; and

•                  Telefónica shall pay to Portugal Telecom (or Portugal Telecom shall pay to Telefónica, as the case may be) an amount to be agreed upon between Telefónica and Portugal Telecom that corresponds to the net settlement of payments due by each party to the other in relation to Vivo management fees, pending expenses and other costs.

VALUE ASSESSMENT

Although Portugal Telecom recognizes that the price offered by Telefónica for Portugal Telecom’s interest in Brasilcel may appear significant when compared to traditional valuation metrics such as trading price over the last 12 months, broker target prices, trading comparables, brokers sum of the parts valuations, the discounted cashflow analysis of the Offer prepared by Telefónica, and a discounted cashflow analysis based on analyst consensus projections, Portugal Telecom does not believe that the metrics listed above alone should be relied on in assessing the Offer. Moreover, Portugal Telecom believes that the Offer does not reflect the strategic value of Vivo for Telefónica because:

•                  the Brazilian telecoms market offers strong potential;

•                  Vivo is the leading mobile operator and has value upside from increasing fixed-to-mobile migration and mobile broadband penetration;

•                  considering market consensus, announced synergies lack ambition;

•                  excluding synergies, the multiples of EBITDA implied in the Offer are low.

In addition to the statement issued by the Board of Directors on 1 June 2010, Portugal Telecom has elaborated on the Board’s position in an investor presentation given at the Bank of America Merrill Lynch conference on 8 June 2010.  Reference should be made to the investor presentation materials that appear on Portugal Telecom’s website at www.telecom.pt.

The statements made under this section are not a recommendation by the Board of Portugal Telecom with respect to the Offer. Reference should be made to the Board statement issued on 1 June 2010, which is set forth below.

IMPLICATIONS OF REJECTION OF TELEFÓNICA’S OFFER

Status of Joint Venture

Brasilcel is the holding company of Vivo. Vivo is a cellular and wireless operator that provides mobile telecommunication services, cellular phone data transmission and mobile internet services throughout Brazil. According to ANATEL data, Vivo is a market leader in cellular telecommunications services in Brazil.  Vivo has expanded significantly as a result of the common efforts of Portugal Telecom and Telefónica since 2002 and today covers more than 2,900 municipalities. Vivo has Brazil’s largest network and it is also the largest mobile telephony group in the southern hemisphere. Vivo has strengthened its leadership by following a sustainable growth and increased profitability strategy. Vivo has implemented such strategy through the selective growth of its customer base, the development of new services and taking advantage of growth opportunities.

Portugal Telecom’s Position with Respect to Telefónica’s Suggestions

No Consideration Should Be Given to Telefónica’s Suggestions Relating to Brasilcel. In assessing the Offer and forming a view as to whether the Offer should be accepted or rejected, no consideration should be given to Telefónica’s suggestions over the past few weeks that Telefónica could or would seek dissolution/liquidation of Brasilcel and/or block dividends payment at Brasilcel’s level.  Based on the advice of its legal advisors, Portugal Telecom rejects these suggestions for the following reasons:

•                  Brasilcel is a thriving and very successful business venture, which has consistently delivered great value to its shareholders. Vivo established itself as market leader in Brazil and consistently outperforms competitors (as acknowledged by Telefónica itself in the Offer);

•                  pursuant to section 15.6 of the Shareholders Agreement and under Dutch corporate and contract law generally, the parties (which includes Vivo and its shareholders, but under Dutch corporate law also the respective corporate bodies) must interact with each other in accordance with the standards that follow from the general principles of good faith and reasonable and fair dealing; and

•                  the use by either party of veto rights or other corporate powers for reasons other than the best interests of the joint venture for the benefit of its shareholders or a bona fide corporate purpose would be tantamount to a breach of the Shareholders Agreement and general Dutch law principles described above.

No Frustration of Joint Venture. Portugal Telecom believes that Telefónica’s suggestions are intimidating in nature and any resulting action would amount to an unreasonable attempt to frustrate its joint venture partner. Portugal Telecom has formed its view based, inter alia, on the following considerations:

•                  there is no evidence of any substantive disagreement between the parties over the business of Brasilcel/Vivo, nor has Portugal Telecom ever taken steps to frustrate the joint venture. To this effect, Vivo’s unequivocal success and out-performance of competitors represent incontrovertible proof;

•                  the claim that the joint venture was not intended to remain in place indefinitely is irrelevant with respect to liquidation/dissolution. The Shareholders Agreement makes it very clear that liquidation/dissolution always requires consent of both parties. Even in the event of a deadlock, liquidation/dissolution may not be activated unilaterally; and

•                  the Shareholders Agreement provides a term of 25 years, which is automatically renewed for another 25 year period and, thereafter, subsequent periods of 5 years unless either party serves on the other 1 year prior termination notice.

Inability to Force Portugal Telecom Out of the Brasilcel Joint Venture. If, nonetheless, Telefónica caused a deadlock, Telefónica would then have two legal avenues for the unilateral termination of the joint venture: (i) forcing Portugal Telecom to transfer Brasilcel’s shares to Telefónica, which would entail “force out” litigation before the Amsterdam District Court or in arbitration, or (ii) liquidating Brasilcel, which would require that an equitable claim in an enquiry proceeding be brought before the

Enterprise Chamber or in arbitration. Because Portugal Telecom believes that in any such proceeding Telefónica would be abusing its rights in the joint venture, Portugal Telecom could use any such proceedings to challenge Telefónica’s conduct and seek appropriate sanctions. In the event of a deadlock, Telefónica could also activate the “wise persons” procedure under the Shareholders Agreement. The “wise persons” cannot order the liquidation of Brasilcel, but may only resolve a deadlock by deciding which of either party’s proposal is to be upheld in the best interest of Brasilcel and its subsidiaries.

Inability to Block Dividends. In the event of a dividends block caused by Telefónica, Portugal Telecom has secured advice from Dutch counsel that on the basis of existing Dutch jurisprudence, Portugal Telecom would have a strong case against Telefónica if Telefónica were to block dividends solely in order to put undue pressure on Portugal Telecom. We believe there are solid reasons to affirm that by acting in such a manner Telefónica would be abusing its position as a 50% shareholder solely to frustrate the bona fide rights of Portugal Telecom to receive dividends because:

•                  Brasilcel is profitable and the parties have previously agreed upon a dividend policy (providing at least for payments during 2010);

•                  there are no other preeminent interests on the side of Brasilcel that would make dividend distributions inappropriate; and

•                  Brasilcel is a holding company and one of its principal purposes is to vehicle proceeds generated by Vivo to Brasilcel’s shareholders.

Protection of Portugal Telecom’s Rights. To further Portugal Telecom’s rights, Dutch counsel advised that Portugal Telecom would be able to bring the matter before the Enterprise Chamber or, alternatively, commence summary proceedings before the Amsterdam District Court or timely commence arbitral proceedings in Amsterdam under the rules of arbitration of the International Chamber of Commerce. Moreover, if Telefónica made additional threats such as using its voting powers at any level in Brasilcel in a way that is intended to intimidate Portugal Telecom, Portugal Telecom could apply to the Enterprise Chamber and request certain immediate measures, such as freezing Telefónica’s voting rights with respect to certain specific agenda items.

Implications of Rejection of the Offer.  Shareholders should note that in the event that the Offer is rejected no assurance can be provided that similar value will be delivered to shareholders for Vivo.

IMPLICATIONS OF ACCEPTANCE OF TELEFÓNICA’S OFFER

Use of proceeds

In case the Offer is accepted and successfully completed, Portugal Telecom may use the proceeds of the sale for general corporate purposes, including future investments, financing of capital expenditure, repayment of existing indebtedness, repurchase of shares and distribution to shareholders. Decisions regarding the use of such proceeds will be taken with a view to furthering the best interests of Portugal Telecom and maximizing value for its shareholders.  No assurances can be made that all or a part of the proceeds from the sale of Brasilcel will be returned to shareholders. That said, Portugal Telecom’s track record in delivering value to shareholders over time stands for itself.  Reference should be made to the investor presentation that appears on Portugal Telecom’s website at www.telecom.pt.

Termination of Agreements

The Offer expressly provides that, in case of acceptance, on the date of either Closing A or Closing B, as the case may be, both the Shareholders Agreement and the Subscription Agreement would immediately terminate without any liability for the parties.

Alternative B

Changes to Brasilcel Governance/Management and Voting Rights. On the date Closing B occurs, all but two of Brasilcel’s Supervisory Directors and all of Brasilcel’s Managing Directors appointed by Portugal Telecom shall resign.  In addition, any directors of Brasilcel’s subsidiaries nominated by Portugal Telecom shall also resign. The right of Portugal Telecom to appoint two Supervisory Directors of Brasilcel expires on the date on which Portugal Telecom’s interest in Brasilcel falls below 10%. All other directors of Brasilcel and its subsidiaries shall be appointed by Telefónica.

As for Brasilcel shareholders meeting, Portugal Telecom shall vote its shares in accordance with Telefónica’s instructions, including with respect to corporate transaction involving Brasilcel and its subsidiaries and transactions with third parties insofar as such transactions are performed based on fair valuations.

BOARD STATEMENT REGARDING THE OFFER

On 1 June 2010, the Board of Directors of Portugal Telecom provided the following statement: “The Board of Directors met today and considered the Offer does not reflect the strategic value of this asset for Telefónica and resolved to immediately request a Shareholders Meeting so that Portugal Telecom’s Shareholders may come to a decision on the Offer.”  In addition, the Board of Directors appointed the Chairman, the Chief Executive Officer and the Chief Financial Officer to discuss the Offer with Telefónica until the date of the general meeting of shareholders.

GENERAL MEETING

The General Meeting is expected to take place on 30 June 2010.  The decision will be taken by a simple majority of shares present at the General Meeting.  There is no quorum requirement for this General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.